Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2014

Summary

The 2014 first quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1

1	Important Notice

1.1	The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All the Directors attended the Board meeting to consider the quarterly report.

1.3

Name of the Principal of the Company	Mr. Si Xian Min (Chairman)
Name of the Chief of Accounting Work	Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)
Name of the Chief of the Accounting Department	Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

The Principal of the Company, Mr. Si Xian Min (Chairman), the Chief of Accounting Work, Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company), and the Chief of the Accounting Department, Mr. Lu Hong Ye (General Manager of the Finance Department of the Company) warrant the truthfulness, accuracy and completeness of the financial report contained in this quarterly report.

1.4	The financial report contained in this first quarterly report of the Company is unaudited.

2	Major accounting data and changes of shareholders of the Company

2.1	Major accounting data

(Unit: Million Currency: RMB)

	At the end of the reporting Period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets	168,459	165,145	2.01
Net assets attributable to the shareholders of the Listed Company	33,832	34,139	-0.90

2

	Amount from the beginning of the year to the end of the reporting period ( from January to March)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to March)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year (%)
Net cash flow from operating activities	987	2,637	-62.57
Operating revenue	25,951	23,586	10.03
Net profit attributable to the shareholders of the Listed Company	-306	57	-636.84
Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	-324	36	-1,000
Weighted average return on net assets (%)	-0.90	0.17	Decreased by a percentage of 1.07
Basic earnings per share (Yuan/share)	-0.031	0.006	-616.67
Diluted earnings per share (Yuan/share)	-0.031	0.006	-616.67

2.2	Number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders at the end of the reporting period(shareholders)	247,733

Particulars of the top ten shareholders

Name of the shareholder	Capacity	Shareholding (%)	Number of shares held	Number of shares subject to trading restrictions	Number of shares pledged or frozen
China Southern Air Holding Company (“CSAHC”)	State	42.67	4,189,043,140	0	No
HKSCC Nominees Limited	Overseas legal entity	17.78	1,745,802,197	0	Not known
Nan Lung Holding Limited	State-owned legal entity	10.53	1,033,650,000	0	No
Anhui Conch Venture Investment Co., Ltd. (安徽海螺創業投資有限責任公司)	Domestic Non-state-owned legal entity	2.14	210,457,571	0	Not known
Zhong Hang Xin Gang Guarantee Co., Ltd. (中航鑫港擔保有限公司)	Domestic Non-state-owned legal entity	1.62	159,000,000	0	Not known
Zhao Xiaodong (趙曉東)	Domestic Individual	1.52	149,441,212	0	Not known
Wuhu Rui Jian Investment Consulting Co., Ltd. (蕪湖瑞健投資諮詢有限公司)	Domestic Non-state-owned legal entity	1.45	142,050,000	0	Not known
Industrial and Commercial Bank of China – Baoying Pan-Coastal Regional Growth Equity Securities Investment Fund(中國工商銀行－寶盈泛沿海區域增長股票證券投資基金)	Domestic Non-state-owned legal entity	0.33	32,003,209	0	Not known
National Social Securities Fund 501 Group (全國社保基金五零一組合)	Domestic Non-state-owned legal entity	0.20	20,110,035	0	Not known
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account (國元證券股份有限公司約定購回式證券交易專用證券賬戶)	Domestic Non-state-owned legal entity	0.19	18,970,000	0	Not known

3

Particulars of the top ten shareholders holding

the Company’s tradable shares not subject to trading restrictions

Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
CSAHC	4,189,043,140	RMB Ordinary shares
HKSCC Nominees Limited	1,745,802,197	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
Anhui Conch Venture Investment Co., Ltd.	210,457,571	RMB Ordinary shares
Zhong Hang Xin Gang Guarantee Co., Ltd.	159,000,000	RMB Ordinary shares
Zhao Xiaodong	149,441,212	RMB Ordinary shares
Wuhu Rui Jian Investment Consulting Co., Ltd.	142,050,000	RMB Ordinary shares
Industrial and Commercial Bank of China – Baoying Pan-Coastal Regional Growth Equity Securities Investment Fund	32,003,209	RMB Ordinary shares
National Social Securities Fund 501 Group	20,110,035	RMB Ordinary shares
Guoyuan Securities Co., Ltd. Agreed Repurchase Securities Trading Special Securities Account	18,970,000	RMB Ordinary shares

Explanation of the connected relationship and concerted action of the above shareholders	Nan Lung Holding Limited is incorporated in Hong Kong and a wholly-owned subsidiary of CSAHC, the controlling shareholder of the Company.

§3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

☑Applicable ☐Not applicable

3.1.1. Significant changes in major items in consolidated balance sheet:

Unit: million Currency: RMB

Items	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease percentage	Main reason(s) for the change
Salaries and wages payable	1,389	2,291	-39.37%	Mainly due to the payment of the performance salary for 2013 during the reporting period.
Taxes payable	468	797	-41.28%	Mainly due to the decrease in the accrual of Corporate Income Tax payables during the reporting period.

4

3.1.2.	Significant changes in major items in consolidated income statement:

Unit: million Currency: RMB

Items	Amount during the reporting period (January to March)	Amount during the corresponding reporting period of the previous year(January to March )	Increase/decrease percentage	Main reason(s) for the change
Financial expenses	1,375	9	15177.78%	Mainly due to the foreign exchange losses arose from depreciation of RMB in the reporting period.

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: million Currency: RMB

Items	Amount during the reporting period (January to March)	Amount during the corresponding reporting period of the previous year(January to March)	Increase/ decrease percentage	Main reason(s) for the change
Payments of taxes and surcharges	333	626	-46.81%	Mainly due to the decrease in prepaid percentage of taxes as VAT reform was applicable to the whole group in the reporting period, while some of subsidiaries and branches paid business tax in the corresponding period of last year.
Cash received from other investing activities	59	4,252	-98.61%	Mainly due to a subsidiary Xiamen Airlines’ withdrawal of its investment in treasury bond in the corresponding period of last year.
Cash paid relating to other investing activities	-	4,900	-100.00%	Mainly due to increase in treasury bond investment held by a subsidiary Xiamen Airlines in the last period.
Proceeds received in cash from bonds issuance	3,000	500	500.00%	Mainly due to the issue of ultra-short term financing bills in the reporting period.
Cash payments for distribution of dividends, profits or payments of interest expense	498	381	30.71%	Mainly due to the increase in interest expense attributable to the increased loan.

5

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

☐Applicable ☑Not applicable

3.3	Performance of the undertakings by the Company and its shareholders holding more than 5% equity interests of the Company

☑Applicable ☐Not applicable

Number	Undertaking Party	Contents of Undertaking	Performance Period	Performance Status till now
1.	China Southern Airlines Company Limited	The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.	Long term	These continuous undertakings are in the course of being implemented.

2.	China Southern Airlines Company Limited	In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.	Long term	These continuous undertakings are in the course of being implemented.

3.	China Southern Airlines Company Limited	In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square meters) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square meters) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2016 and would compensate the Company for any losses arising from the undertakings.	31 December 2016	These undertakings haven't expired and are in the course of being implemented.

4.	China Southern Airlines Company Limited

The relevant undertakings under the Financial Services Framework Agreement between the Company and Southern Airlines Group Finance Company Limited (“SA Finance”):

a.      SA Finance is a duly incorporated enterprise group finance company under the "Administrative Measures for Enterprise Group Finance Companies" and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b.      The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c.      In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d.      As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

			Long term	These continuous undertakings are in the course of being implemented.

6

3.4	Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable ☑Not applicable

By order of the Board

          China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 April 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

7

4	APPENDIX

Consolidated Balance Sheet

31 March 2014

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Balance at the end of the reporting period	Balance at the beginning of the year
Current assets:
Cash and bank balances	12,028	12,610
Settlement reserves fund
Deposits with banks and other financial institutions
Derivative financial assets
Notes receivable
Accounts receivable	2,651	2,213
Prepayments	887	947
Premium receivables
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	17	60
Other receivables	2,394	1,911
Purchase of financial assets resold
Inventories	1,682	1,647
Non-current assets due within one year
Other current assets	1,356	1,183
Total current assets	21,015	20,571
Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets	60	61
Held-to-maturity investments
Long-term receivables
Long-term equity investments	2,710	2,679
Investment properties	478	508
Fixed assets	120,480	119,249
Construction in progress	18,731	17,314
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	2,500	2,443
Development costs
Goodwill
Long-term prepaid expenses	416	415
Deferred tax assets	1,514	1,339
Other non-current assets	555	566
Total non-current assets	147,444	144,574
Total assets	168,459	165,145
Current liabilities:
Short-term borrowings	12,696	14,412
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Derivative financial liabilities
Notes payable		3
Accounts payable	12,107	11,035
Advances from customers	4,416	5,815
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Salaries and wages payable	1,389	2,291
Taxes payable	468	797
Interest payable	237	269
Dividends payable
Other payables	3,757	3,881
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Non-current liabilities due within one year	11,745	10,710
Other current liabilities	3,000
Total current liabilities	49,815	49,213
Non-current liabilities:
Long-term borrowings	39,152	37,246
Bonds payable
Long-term payables	32,257	31,373
Special items payable
Estimated liabilities	32	41
Deferred tax liabilities	863	880
Other non-current liabilities	4,300	4,180
Total non-current liabilities	76,604	73,720
Total liabilities	126,419	122,933
Owners' equity (or shareholders' equity):
Paid-in capital (or share capital)	9,818	9,818
Capital surplus	14,405	14,406
Less: Treasury shares
Special reserve
Surplus reserve	1,169	1,169
Provision for ordinary risks
Undistributed profits	8,440	8,746
Foreign exchange translation reserve
Total equity attributable to shareholders of the Company	33,832	34,139
Minority interests	8,208	8,073
Total owners' equity	42,040	42,212
Total liabilities and owners' equity	168,459	165,145

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

8

Balance Sheet of the Company

31 March 2014

Prepared by: China Southern Airlines Company Limited

Amounts expressed in RMB million

Unaudited

Items	Balance at the end of the reporting period	Balance at the beginning of the year
Current assets:
Cash and bank balances	5,790	5,555
Derivative financial assets
Notes receivable
Accounts receivable	2,246	1,916
Prepayments	708	691
Interest receivable
Dividends receivable	16	74
Other receivables	1,421	1,222
Inventories	1,282	1,251
Non-current assets due within one year
Other current assets	1,315	1,095
Total current assets	12,778	11,804
Non-current assets:
Available-for-sale financial assets	23	25
Held-to-maturity investments
Long-term receivables
Long-term equity investments	5,532	5,506
Investment properties	192	193
Fixed assets	101,444	100,140
Construction in progress	12,547	12,208
Construction materials
Fixed assets pending for disposal
Bearer biological assets
Oil and gas assets
Intangible assets	1,467	1,487
Development costs
Goodwill
Long-term prepaid expenses	344	349
Deferred tax assets	1,467	1,293
Other non-current assets	465	484
Total non-current assets	123,481	121,685
Total assets	136,259	133,489
Current liabilities:
Short-term borrowings	10,831	12,373
Derivative financial liabilities
Notes payable
Accounts payable	9,708	8,857
Advances from customers	3,979	5,153
Salaries and wages payable	949	1,710
Taxes payable	411	590
Interest payable	192	224
Dividends payable
Other payables	4,992	4,901
Non-current liabilities due within one year	9,922	8,887
Other current liabilities	3,000
Total current liabilities	43,984	42,695
Non-current liabilities:
Long-term borrowings	30,144	29,093
Bonds payable
Long-term payables	31,384	30,482
Special items payable
Estimated liabilities	30	39
Deferred tax liabilities
Other non-current liabilities	3,478	3,454
Total non-current liabilities	65,036	63,068
Total liabilities	109,020	105,763
Owners' equity (or shareholders' equity):
Paid-in capital (or share capital)	9,818	9,818
Capital surplus	14,108	14,110
Less: Treasury shares
Special reserve
Surplus reserve	1,169	1,169
Provision for ordinary risks
Undistributed profits	2,144	2,629
Total owners' equity (or shareholders' equity)	27,239	27,726
Total liabilities and owners' equity (or shareholders' equity)	136,259	133,489

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

9

Consolidated Income Statement

From January to March 2014

Amounts expressed in RMB million

Unaudited

Items	Amount for the reporting period	Amount for the corresponding period of last year
1. Total revenue	25,951	23,586
Including: operating income	25,951	23,586
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	26,481	23,684
Including: cost of sales	22,678	21,152
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Business taxes and surcharges	53	65
Selling and distribution expenses	1,801	1,840
General and administrative expenses	574	618
Financial expenses	1,375	9
Assets impairment losses
Add: Gains arising from changes in fair value (losses indicated by “–”)
Investment income (losses indicated by “–”)	47	54
Including: share of profit of associates and joint ventures	45	44
Exchange gains (losses indicated by “–”)
3. Operating profit (losses indicated by “–”)	-483	-44
Add: Non-operating income	228	282
Less: Non-operating expenses	6	5
Including: Losses on disposal of non-current assets	1	2
4. Total profits (total losses indicated by “–”)	-261	233
Less: Income tax expenses	-90	40
5. Net profit (net loss indicated by “–”)	-171	193
Net profit attributable to shareholders of the Company	-306	57
Minority interests	135	136
6. Earnings per share:
(1) Basic earnings per share	-0.031	0.006
(2) Diluted earnings per share	-0.031	0.006
7. Other comprehensive income	-1
8. Total comprehensive income	-172	193
Total comprehensive income attributable to shareholders of the Company	-307	58
Total comprehensive income attributable to minority interests	135	135

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

10

Income Statement of the Company

From January to March 2014

Amounts expressed in RMB million

Unaudited

Items	Amount for the reporting period	Amount for the corresponding period of last year
1. Revenue	19,575	17,618
Less: Cost of sales	17,402	16,174
Business taxes and surcharges	32	40
Selling and distribution expenses	1,363	1,394
General and administrative expenses	400	441
Financial expenses	1,234	-28
Assets impairment loss
Add: Gains arising from changes in fair value (losses indicated by “–”)
Investment income (loss indicated by “–”)	39	121
Including: Investment gains on associated companies and joint ventures	39	44
2. Operating profit (loss indicated by “–”)	-817	-282
Add: Non-operating income	163	235
Less: Non-operating expenses	5	4
Including: Loss on disposal of non-current assets	1	2
3. Total profit (total loss indicated by “–”)	-659	-51
Less: Income tax expenses	-174	-37
4. Net profit (net loss indicated by “–”)	-485	-14
5. Earnings per share:
(1) Basic earnings per share
(2) Diluted earnings per share
6. Other comprehensive income	-2	1
7. Total comprehensive income	-487	-13

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

11

Consolidated Cash Flow Statement

From January to March 2014

Amounts expressed in RMB million

Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (from January to March)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to March)
1. Cash flow from operating activities:
Cash received from sales of goods or rendering of services	25,693	23,948
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of derivative financial assets
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges
Cash received from other operating activities	133	148
Sub-total of operating cash inflows from operating activities	25,826	24,096
Cash paid for goods and services	19,911	16,586
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Cash paid to and on behalf of employees	4,321	4,084
Payments of taxes and surcharges	333	626
Cash paid relating to other operating activities	274	163
Sub-total of cash outflows from operating activities	24,839	21,459
Net cash flows from operating activities	987	2,637
2. Cash flows from investment activities:
Cash received from disposal of investments
Investment income in cash	60	7
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	25	17
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	59	4,252
Sub-total of cash inflows from investing activities	144	4,276
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	2,999	2,381
Investments paid in cash
Net increase in pledged loans
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities		4,900
Sub-total of cash outflows from investment activities	2,999	7,281
Net cash flows from investing activities	-2,855	-3,005
3. Cash flows from financing activities:
Proceeds received in cash from investments
Including: Cash received by subsidiaries from investment by minority interests
Cash received from borrowings	6,582	9,289
Proceeds received in cash from bonds issuance	3,000	500
Other proceeds in cash from financing activities
Sub-total of cash inflows from financing activities	9,582	9,789
Cash repayments of borrowings	7,817	9,454
Cash payments for distribution of dividends, profits or payments of interest expense	498	381
Including: Dividend and profit paid by subsidiaries to minority interests
Cash paid relating to other financing activities	2
Sub-total of cash outflows from financing activities	8,317	9,835
Net cash flows from financing activities	1,265	-46
4. Effect of changes in exchange rate on cash and cash equivalents	26
5. Net increase in cash and cash equivalents	-577	-414
Add: Balance of cash and cash equivalents at the beginning of the period	12,170	10,082
6. Balance of cash and cash equivalents at the end of the period	11,593	9,668

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

12

Cash Flow Statement of the Company

From January to March 2014

Amounts expressed in RMB million

Unaudited

Items	Amount from the beginning of the year to the end of the reporting period (from January to March)	Amount from the beginning of last year to the end of the corresponding reporting period of last year (from January to March)
1. Cash flows from operating activities:
Cash received from sales of goods or rendering of services	19,763	18,336
Refund of taxes and surcharges
Other cash received from operating activities	64	101
Sub-total of operating cash inflows from operating activities	19,827	18,437
Cash paid for purchase of goods and receiving of labour services	15,504	12,829
Cash paid to and on behalf of employees	3,319	3,178
Payments of taxes and surcharges	225	308
Cash paid for other operating activities	192	147
Sub-total of cash outflows from operating activities	19,240	16,462
Net cash flows from operating activities	587	1,975
2. Cash flows from investment activities:
Cash received from disposal of investment
Investment income in cash	74	83
Net cash recovered from disposals of fixed assets, intangible assets and other long-term assets	21	14
Net cash received from disposal of subsidiaries and other operating units
Cash received from other investing activities	25	28
Sub-total of cash inflows from investing activities	120	125
Amount paid in cash in relation to purchases of fixed assets, intangible assets and other long-term assets	1,155	1,816
Investments paid in cash	2
Net cash received from subsidiaries and other business units
Cash paid relating to other investing activities
Sub-total of cash outflows from investment activities	1,157	1,816
Net cash flows from investment activities	-1,037	-1,691
3. Cash flow from financing activities:
Proceeds received in cash from investments
Cash received from borrowings	4,806	7,922
Proceeds received in cash from bonds issuance	3,000	500
Other proceeds in cash from financing activities
Sub-total of cash inflows from financing activities	7,806	8,422
Cash repayments of borrowings	6,694	8,183
Cash payments for distribution of dividends, profits or payments of interest expense	455	385
Cash paid relating to other financing activities
Sub-total of cash outflows from financing activities	7,149	8,568
Net cash flows from financing activities	657	-146
4. Effect of changes in exchange rate on cash and cash equivalents	24
5. Net increase in cash and cash equivalents	231	138
Add: Balance of cash and cash equivalents at the beginning of the period	5,468	5,367
6. Balance of cash and cash equivalents at the end of the period	5,699	5,505

Legal Representative of the Company: Mr. Si Xian Min (Chairman)

Chief of Accounting Work: Mr. Tan Wan Geng (President of the Company) and Mr. Xu Jie Bo (Chief Financial Officer of the Company)

Chief of the Accounting Department: Mr. Lu Hong Ye (General Manager of the Finance Department of the Company)

13